

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 21, 2007

Mr. Peter T. F. M. Wennink
Chief Financial Officer
ASML Holdings N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

      RE: ASML Holdings N.V.
             Form 20-F for the fiscal year ended December 31, 2006
             Filed January 26, 2007
             File No. 000-25566

Dear Mr. Wennink:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant